LC

[redacted]

09010265

* * * * * * * * * * * *

Received SEC

FEB 0 6 2009

Washington, DC 20549

OFFERING CIRCULAR MODEL B.

Item 1. Cover Page

The cover page of the offering circular shall include the following information:

(a) Name of the issuer; INTERSTATE FINANCIAL GROUP INC

(b) The mailing address of the issuer's principal executive offices including the zip code and the issuer's telephone number; 2312 NW 114TH OKC, OK 73120

(c) Date of the offering circular; 3/12/09

(d) Description and amount of securities offered (Note: this description should include, for example, appropriate disclosure of redemption and conversion features of debt securities);
COMMON STOCK, PROMISSORY NOTES

(e) The statement required by Rule 253;
FORESTATED IN OFFERING DOCUMENT

(f) The table(s) required by Item 2;
TBA

(g) The name of the underwriter or underwriters;
LLOYD ALTON CARRINGTON JR. SELF UNDERWRITER

(h) Any materials required by the law of any state in which the securities are to be offered;
N/A AT THIS TIME

(i) If applicable, identify material risks in connection with the purchase of the securities; and
NO OPERATING INCOME HISTORY

(j) Approximate date of commencement of proposed sale to the public.
3/12/09

Instruction:

Where the name of the issuer is the same as the name of another well-known company or indicates a line of business in which the issuer is not engaged or is engaged to only a limited extent, a statement should be furnished to that effect. In some circumstances, however, disclosure may not be sufficient, and a change of name may be the only way to cure its misleading character.

Item 2. Distribution Spread

(a) The information called for by the following table shall be given, in substantially the tabular form indicated, on the outside front cover page of the offering circular as to all securities being offered (estimate, if necessary).

	Price to public	Underwriting discount and commissions	Proceeds to issuer or other persons
Per unit	.50	-0-	$500K-$5million
Total			

If the securities are to be offered on a best efforts basis, the cover page should set forth the termination date, if any, of the offering, any minimum required sale and any arrangements to place the funds received in an escrow, trust, or similar arrangement. The following tabular presentation of the total maximum and minimum securities to be offered should be combined with the table required above.